[redacted]

SECU[barcode] 15045923 SION

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SEC FILE NUMBER
8- 38016

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Minshall & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 South Utica Place, Suite 150
(No. and Street)

Tulsa	OK	74114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori A. Smith 918-599-0045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby, LLC
(Name – *if individual, state last, first, middle name*)

4120 East 51st St Suite 100	Tulsa	OK	74135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Lori A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Minshall & Company, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH K. HARDTNER NOTARY PUBLIC Commission # 06008616 My Commission Expires 08-31-2018 STATE OF OKLAHOMA

Lori A. Smith
Signature

Chief Financial Officer
Title

Elizabeth K. Hardtner
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

MINSHALL & COMPANY INC.

December 31, 2014 and 2013

MINSHALL & COMPANY INC.

INDEPENDENT AUDITOR'S REPORT

and

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2014 and 2013

MINSHALL & COMPANY INC.

December 31, 2014 and 2013

TABLE OF CONTENTS

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Minshall & Company, Inc.

We have audited the accompanying financial statements of Minshall & Company, Inc. (an Oklahoma corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Minshall & Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Minshall & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Reconciliation Pursuant to Rule 17a-5(d)(4), Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Supplementary Report on SIPC Assessment Reconciliation has been subjected to audit procedures performed in conjunction with the audit of Minshall & Company, Inc.'s financial statements. The supplemental information is the responsibility of Minshall & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
February 23, 2015

MINSHALL & COMPANY INC.

Statements of Financial Condition

December 31, 2014 and 2013

		2014		2013
ASSETS				
Cash	$	75,428	$	100,313
Accounts receivable		4,769		6,648
Prepaid expenses		718		718
Deferred income taxes		-		-
Deposits		1,482		1,689
Total assets	**$**	**82,397**	**$**	**109,368**
LIABILITIES				
Accounts payable	$	-	$	500
Accrued expenses		4,650		4,650
Due to parent company		2,977		3,402
Total liabilities		**7,627**		**8,552**
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 100 shares		1		1
Additional paid-in-capital		5,520		5,520
Retained earnings		69,249		95,295
Total stockholders' equity		**74,770**		**100,816**
Total liabilities and stockholders' equity	**$**	**82,397**	**$**	**109,368**

See accompanying notes to financial statements.

MINSHALL & COMPANY INC.

Statements of Income

For the Years Ended December 31, 2014 and 2013

	2014	2013
Operating revenues:		
Commissions	$ 64,926	$ 69,294
Interest and dividends	123	110
Total operating revenues	**65,049**	**69,404**
Operating costs and expenses:		
Professional fees	5,150	5,150
Administrative fees	12,000	12,000
Licenses and permits	5,447	4,920
Other	1,033	1,022
Total operating costs and expenses	**23,630**	**23,092**
Income before income taxes	**41,419**	**46,312**
Provision for income taxes	8,698	9,726
Net income	**$ 32,721**	**$ 36,586**

See accompanying notes to financial statements.

MINSHALL & COMPANY INC.

Statements of Stockholders' Equity

For the Years Ended December 31, 2014 and 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2012	**1**	**5,520**	**83,709**	**89,230**
Net income	-	-	36,586	36,586
Dividends	-	-	(25,000)	(25,000)
Balance, December 31, 2013	**1**	**5,520**	**95,295**	**100,816**
Net income	-	-	32,721	32,721
Dividends	-	-	(58,767)	(58,767)
Balance, December 31, 2014	**$ 1**	**$ 5,520**	**$ 69,249**	**$ 74,770**

See accompanying notes to financial statements.

MINSHALL & COMPANY INC.

Statements of Cash Flows

For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ 32,721	$ 36,586
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	-	-
Changes in assets and liabilities:		
Accounts receivable	1,880	(1,771)
Prepaid expenses and deposits	207	(1,498)
Due from parent company	-	-
Accounts payable	(500)	500
Accrued expenses	-	-
Due to parent company	(426)	1,049
Net cash provided (used) by operating activities	**33,882**	**34,866**
Cash flows from financing activities:		
Dividend paid	(58,767)	(25,000)
Net cash used in financing activities	**(58,767)**	**(25,000)**
Net increase (decrease) in cash	**(24,885)**	**9,866**
Cash, beginning of year	100,313	90,447
Cash, end of year	**$ 75,428**	**$ 100,313**

See accompanying notes to financial statements.

MINSHALL & COMPANY INC.

Statements of Changes in Liabilities Subordinated to
Claims of General Creditors

For the Years Ended December 31, 2014 and 2013

During the years ended December 31, 2014 and 2013, the Company had no liabilities subordinated to claims of general creditor.

See accompanying notes to financial statements.

MINSHALL & COMPANY, Inc.

Notes to Financial Statements

December 31, 2014 and 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business - Minshall & Company Inc. (the Company) was incorporated on May 14, 1987 as a broker/dealer in securities transactions and commenced operations on March 13, 1988. The Company is registered as a broker/dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and the states of Oklahoma and Texas. The Company is a wholly-owned subsidiary of Capital Advisors, Inc. (CAI) and is engaged only in a limited broker dealer business (mutual funds and/or variable annuities).

Basis of Accounting - The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition – Commission income and expense related to client securities transactions are recorded on a trade date basis. 12b-1 fees are based on the average balance of the mutual fund held in customer accounts and are recorded on a monthly basis.

Income Taxes – The Company files consolidated tax returns with its parent, CAI. The Company computes its income tax provision based upon a tax allocation agreement with CAI, which provides for calculation of income tax on a stand-alone basis. The Company has recorded amounts owing or refundable under the agreement as a liability to or receivable from CAI. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets to estimated realizable amounts if it is more likely than not that a deferred tax asset will not be realized. The tax years prior to 2009 generally are not subject to examination by the U.S. Federal and most state tax authorities.

Subsequent Events – In preparing these financial statements management has evaluated and disclosed all material subsequent events through February 23, 2015, which is the date these statements were available to be issued.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Group Concentrations of Credit Risk – The Company maintains deposits in a financial institution that at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

2. STOCKHOLDER'S EQUITY AND RESTRICTION

The Company is required by Oklahoma securities regulations and the Financial Industry Regulatory Authority to maintain a minimum net worth (as defined) of $25,000. As of December 31, 2014 and 2013, the Company's qualified net worth was in excess of these required minimums.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rules of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $74,771 which was $49,053 in excess of its required net capital of $25,000. Additionally, the Company's ratio of aggregate indebtedness to net capital was .10 to 1.

3. INCOME TAXES

The provision for income taxes at December 31, 2014 and 2013 consists of:

	2014	2013
Current income taxes	$ 8,698	$ 9,726
Deferred income taxes (benefit)	-	-
	$ 8,698	**$ 9,726**

The tax effect of temporary differences related to deferred income taxes result primarily from tax differences in treatment of charitable contributions.

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

	2014	2013
Federal computed at the statutory rate	$ 6,213	$ 6,947
State income taxes - net of federal tax benefit	2,485	2,779
Rate differentials and other	-	-
	$ 8,698	**$ 9,726**

4. RELATED PARTY TRANSACTIONS

Certain directors of the Company are also directors of other entities with which the Company conducts transactions in the normal course of business.

The Company paid its parent (Capital Advisors, Inc.) an administrative fee of $12,000 in 2014 and 2013. In addition, the Company received approximately $3,332 and $3,811 in 12b-1 fees from the mutual fund managed by Capital Advisors, Inc. during 2014 and 2013, respectively.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling mutual funds for a diverse group of institutional and individual investors at their discretion. All cash and securities are held directly at the mutual fund company or at the client's brokerage firm.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company seeks to control the aforementioned risks by requiring customers to pay for security purchases at the time orders are placed, or maintain collateral with the client's broker in compliance with various regulatory requirements and the broker's internal guidelines.

Supplemental Information

MINSHALL & COMPANY INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2014

Net Capital	
Ownership equity	$ 74,771
Less non-allowable assets:	
Prepaid expenses	718
	718
Total allowable capital	**74,053**
Less haircuts on investments - none	-
Total net capital	**74,053**
Minimum capital requirement	25,000
Excess Over (Under) Minimum Net Capital Requirement	**$ 49,053**
Total Aggregate Indebtedness	**$ 7,627**
Percentage of Aggregate Indebtedness to Net Capital	**10.30%**

There are no differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

MINSHALL & COMPANY INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2014

	Per Audited Report	Per Unaudited Report
Net Capital		
Ownership equity	$ 74,771	$ 74,771
Less non-allowable assets:		
Prepaid expenses	718	718
Deferred income taxes	-	-
	718	**718**
Total allowable capital	**74,053**	**74,053**
Less haircuts on investments	-	-
Total net capital	**74,053**	**74,053**
Minimum capital requirement	25,000	25,000
Excess Over (Under) Minimum Net Capital Requirement	**$ 49,053**	**$ 49,053**
Total Aggregate Indebtedness	**$ 7,627**	**$ 7,627**
Percentage of Aggregate Indebtness to Net Capital	**10.30%**	**10.30%**

The above comparison details the effects of adjustments made during our audit of the financial statements. No adjustments were made during the audit.

MINSHALL & COMPANY INC.

Computation for Determination of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2014

Minshall & Company Inc. is a limited business (mutual funds and/or variable annuities only) broker dealer and, therefore, is exempt from Rule 15c3-3 pursuant to paragraph (K)(1).

MINSHALL & COMPANY INC.

Supplementary Report on SIPC Assessment Reconciliation

December 31, 2014

Supplemental report SIPC assessment is not required because the Company had receipts less than $500,000.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Minshall & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Minshall & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Minshall & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(1), (the "exemption provisions") and (2) Minshall & Company, Inc. stated that Minshall & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Minshall & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Minshall & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briscoe, Burke & Grigsby LLP
Certified Public Accountants

Tulsa, Oklahoma
February 23, 2015

Minshall & Company, Inc.

Exemption Report 06/01/14 to 12/31/14

Pursuant to new SEC regulations starting June 1, 2014, Non-carrying broker-dealers will be required to prepare an exemption report, and the independent public accountant will prepare a review report commenting on the assertions made by the broker-dealer.

1. The exemption under which the broker-dealer operated –
    a. Minshall & Company is claiming an exception from Rule 15c3-3 based on (k) (1) – Limited business (mutual funds and/or variable annuities business only.

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 throughout the year –
    a. Minshall & Company, Inc. certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending December 31, 2014.

3. If the exemption was not met, the approximate date(s) that the exception(s) existed and the nature of each exception
    a. There were no exceptions for the year of 2014 through the date of this letter.

4. Documentation provided to auditor for inspection:
    a. FINRA Membership Agreement
    b. Form BD
    c. FOCUS Report
    d. Supervisory Procedures
    e. Review of Controls
    f. Cash Logs

Date: February 23, 2015

Lori A. Smith

Lori A. Smith, Chief Compliance Officer